[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

June 3, 2011

U.S. Securities and Exchange Commission                                                              Via Edgar and Facsimile
Division of Corporation Finance
Attention:  H. Roger Schwall, Assistant Director
100 F Street, N.E.
Washington, DC 20549

Re:          Northern Oil and Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 4, 2011
Definitive Proxy Statement on Schedule 14A
Filed May 2, 2011
File No. 1-33999

Dear Mr. Schwall:

On behalf of Northern Oil and Gas, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in your letter dated May 19, 2011.  The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2010

Definitive Proxy Statement on Schedule 14A, Filed May 2, 2011

General

1.
Comment:  In our correspondence with you over the course of the last several months, we commented on aspects of your executive compensation disclosure in your 2009 proxy statement with the understanding that you would comply with our comments in future filings, beginning with your Form 10-K and proxy statement for the fiscal year ended December 31, 2010. In the next four comments, we identify issues on which we commented previously. As such, please file an amendment to your 2010 proxy statement or tell us why you did not comply with our comments.

Response:  Our responses to the following four comments set forth the bases for our belief that we have complied with the substance of your previous comments and our intent to continue to incorporate the principles set forth in those comments in our ongoing disclosure to the extent they remain applicable.

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

2.
Comment:  We note your disclosure at page 23 that the compensation committee used one peer group of 13 publicly traded crude oil and natural gas exploration and production companies, which BDO Seidman deemed to be your peer companies, for the purpose of benchmarking levels of executive compensation.  In addition, we note your disclosure at page 26 that the compensation committee evaluated the compounded annual growth rate of your company relative to a second group of 12 peer companies.  Please clarify the committee’s rationale for using two different peer groups for these purposes.  Refer to comment 18 in our letter to you dated July 30, 2010 and comment 2 in our letter to you dated March 2, 2011.

Response:  As described in our disclosure under the Heading “Compensation Consultant” at page 23, in 2010 the compensation committee engaged BDO Seidman as an independent consultant to prepare an analysis of peer company practices and advise the compensation committee on the reasonableness and appropriateness of compensation for the leadership employees of our Company.  The benchmarks used for the executive compensation comparisons included the 13 publicly-traded crude oil and natural gas exploration and production companies as identified in that disclosure.  BDO Seidman delivered the results of that analysis to the compensation committee in March 2010.

As described in our disclosure under the heading “2010 Bonuses” at page 26, near the end of 2010, the compensation committee met on multiple occasions to consider the performance of our named executive officers and make year-end compensation decisions.  Based primarily on the growth of our Company between March 2010 and the end of 2010, the compensation committee revised the applicable group of peer companies and used publicly available data to compare the compounded annual growth rate of those peers to that of our Company to inform the committee in connection with the determination of 2010 bonuses and year-end compensation decisions.

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

2010 Bonuses, page 26

3.
Comment:  We note your disclosure at page 26 that “[t]he total bonus amount [paid in stock issued under the 2009 Equity Incentive Plan] for each executive officer was determined by the compensation committee on a post hoc basis based on the compensation committee’s assessment of Mr. Reger, Mr. Gilbertson, Mr. Sankovitz and Mr. Winter’s contributions to our accomplishments noted below under the heading ‘Year-End Compensation Decisions.’” There is no discussion of their contributions under that heading. We think you may be referring to the “[n]otable accomplishments in 2010” listed in the immediately preceding paragraph, the third paragraph from the top on page 26. Please clarify. Assuming that you are referring to that paragraph, please explain how the committee ultimately translated its qualitative assessment into share issuance amounts. For instance, when we issued this comment previously as comment 8 in our letter to you dated October 22, 2011, you responded in your letter to us dated November 1, 2010, in your proposed draft Amendment No. 2 to your 2009 Form 10-K (page 25), that the committee “concluded that the achievement of these qualitative factors qualified [the executive officers] for a significant year-end bonus, consistent with bonus compensation of the highest paid executive officers from the Company’s peers.” You then listed the peer group constituents.

Response:  The cross reference to the heading “Year-End Compensation Decisions” at page 26 was intended to apply to the bonus share amounts disclosed under the heading “Year-End Compensation Decisions,” which is appropriate to cross-reference given the fact that we paid only stock bonuses during 2010.

The compensation committee translated its qualitative assessment of our Company’s notable accomplishments in 2010, as disclosed under the heading “2010 Bonuses” on page 26,” into share issuance amounts by evaluating the performance of our named executive officers and the accomplishments and overall performance of our Company during the 2010 fiscal year.  Based on these accomplishments and the growth rate of our Company compared to peer companies, the compensation committee granted bonuses to our named executive officers equal to three times the base salaries of Messrs. Reger, Gilbertson and Sankovitz and twice the base salary of Mr. Winter.  The shares issued to our named executive officers in connection with their 2010 year-end bonuses were determined by dividing those amounts by the market value of our common stock on the date the resulting bonus shares were issued.  The grant date fair value of the bonus shares is disclosed at page 26 under the heading “2010 Bonuses.”

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

Potential Payments upon Termination or Change in Control, page 34

Change-in-Control and Similar Provisions, page 34

4.
Comment:  We note your disclosure regarding the payments your named executive officers would receive if there were a change in control in the company. Please elaborate on the compensation committee’s rationale for selecting these particular events as triggers for the specified payments. Previously, in your letter to us dated November 1, 2010, you indicated that you would revise this section in response to comment 20 in our letter to you dated July 30, 2010 and comment 9 in our letter to you dated October 22, 2010. Specifically, in your proposed revised disclosure you indicated that “[t]he Compensation Committee utilized change of control provisions that were previously approved by the Company’s Board of Directors as part of the Company’s executive employment agreements. These provisions initially were suggested by the Company’s outside legal counsel at the time the Company entered into employment agreements with Michael L. Reger and Ryan R. Gilbertson based on common practices of similarly situated companies, and have been utilized consistently by the Company and the Compensation Committee since that time.”

Response:  The language to which you refer was disclosed, as set forth in our November 1, 2010 letter, under the heading “Change-in-Control and Similar Provisions” at page 25 of the Amendment No. 2 on Form 10-K/A, which amended our original Annual Report on Form 10-K for the year ended December 31, 2009.

Similar language was inadvertently omitted from our Definitive Proxy Statement on Schedule 14A, Filed May 2, 2011.

As previously disclosed, our compensation committee utilized change of control provisions that were previously approved by our board of directors as part of our named executive employment agreements.  These provisions initially were suggested by our outside legal counsel at the time the employment agreements were entered into, based on common practices of similarly situated companies, and have been utilized consistently by our Company and our compensation committee since that time.  We intend to include substantially similar disclosure in our future filings to the extent it remains applicable.

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

Transactions with Other Companies, page 39

5.
Comment:  Please disclose the standards by which your audit committee reviews any transaction   which may be required to be disclosed under Item 404 of Regulation S-K. Previously, in your letter to us dated November 1, 2010, you indicated that you would revise this section in response to comment 21 in our letter to you dated July 30, 2010 and comment 10 in our letter to you dated October 22, 2010. Specifically, in your proposed revised disclosure you indicated that “[i]n reviewing such transactions, the Audit Committee generally seeks third-party data to assist in evaluating whether the specific terms and provisions of each individual transaction are no less favorable to us than we could obtain from unaffiliated third parties. The Audit Committee historically has relied upon data from state and federal lease auctions to support the appropriateness of prices paid to any related party in connection with any leasehold acquisition.”

Response:  The language to which you refer was disclosed, as set forth in our November 1, 2010 letter, under the heading “Certain Relationships and Related Transactions, and Director Independence” at page 55 of the Amendment No. 2 on Form 10-K/A, which amended our original Annual Report on Form 10-K for the year ended December 31, 2009.

Similar language was inadvertently omitted from our Definitive Proxy Statement on Schedule 14A, Filed May 2, 2011.  We intend to include a substantially similar disclosure in our future filings to the extent it remains applicable.

Engineering Comments

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2010

Item 1 – Business, page 2

Reserves, page 3

6.
Comment:  We note that 59% of your reserves are undeveloped as of December 31, 2010, and it appears that you are forecasting that these undeveloped reserves will be drilled and on production within the next two – five years.  Given that you are not the operator of any of these wells, please tell us what assurances you have that these wells will be drilled in this time frame.

Response:  Our current drilling and production activities, the publicly disclosed drilling activities of our primary operators and discussions with our primary operators provide us a reasonable basis to expect that our undeveloped reserves will be drilled and converted to

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

production within the next two-five years.  We also intentionally target for acquisition leasehold interests in spacing units that provide a “time advantage” over the operators most likely to drill wells within those units—meaning the leases of such operators generally expire prior to expiration of our leases.

7.
Comment:  We note that you produced 850 thousand barrels of oil and 234 million cubic feet of gas in 2010 which is a gas-oil ratio of approximately 275 cubic feet of gas to a barrel of oil.  However, you have estimated your proved reserves to be 14 million barrels of oil and 10.5 billion cubic feet of gas which is a gas-oil ratio of 750 cubic feet of gas to a barrel of oil (i.e., almost three times the amount of gas that is actually being produced from the reservoir).  Please reconcile this apparent difference for us and tell us about the gas-oil ratio used to prepare your reserve report.

Response:  Our reserve estimates are independently determined by Ryder Scott Company, LP.  The independent reserve report provided to us by Ryder Scott Company, LP is intended to calculate the ultimate cubic feet of natural gas recoverable from our reserves and not our annual production of natural gas.  When a well commences production, a certain amount of natural gas may be temporarily “flared” from the well to allow oil to be produced prior to the well being connected to a natural gas line.  Depending on the time required to connect the well to a gas sales line the gas flaring period, thus the gas volume flared, may be more or less than anticipated. The reported proved reserves volume is based on the historical parameters of produced and flared gas volumes that attempt to account for the percentage of gas flared.   Natural gas flared from the well cannot be sold and, as such, is not included in the amount of natural gas we “produce.”  As such, due to our significant addition of new wells each year, the proportion of natural gas attributable to reserve estimates generally will differ from the proportion of natural gas attributable to production in any particular year.

8.
Comment:  We note you have recorded prepaid drilling costs of $13.2 million as of December 31, 2010. Please tell us the reason these drilling costs were pre-paid in 2010, the projected start date for the related wells, and whether you have incurred any development costs for these wells. Please also tell us if these costs were included as Development costs for 2010 in the costs incurred table on page F-37 of your filing. Please note that if the costs were paid prior to the “as of date” of your reserve report, it appears that the costs would still have to be included in the evaluation of your reserves, as the pre-payment of the drilling costs does not appear to mean that the development of the reserves have no costs associated with them. In connection with your response, please provide us with an evaluation of your reserves with all appropriate development costs included in this evaluation and in the Standardized Measure.

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

Response:  Many of our operators “pre-bill” us for projected drilling and operating costs prior to commencement of drilling activities.  We generally do not pay such pre-paid costs prior to commencement of drilling unless we have a reasonable belief that the wells will be drilled less than 45 days following the date of payment.  The wells for which all of the pre-paid costs applied as of December 31, 2010 were drilled during the first quarter of 2011 and our pre-paid asset was reduced accordingly.  The $13.2 million in prepaid drilling costs on the balance sheet as of December 31, 2010 were not included as development costs for 2010 in the costs incurred table on page F-37 of our filing.

9.
Comment:  You indicate on page 5 that “our Bakken and Three Forks prospective acreage will allow us to drill approximately 876 net wells based on six net wells per 960-acre spacing units.” Item 1206(d) of Regulation S-K instructs issuers “do not include wells that the registrant plans to drill, but has not commenced drilling unless there are factors that make such information material.” Based upon your record in 2010 in which you drilled 17 net wells, we calculate that it would take you 50 years to drill the 876 wells you cite. Please advise why you believe it is appropriate and, in compliance with Item 1206(d), to cite the 876 figure.

Response:  We feel it is material to disclose our potential net well inventory based on current field activity and the potential future development of multiple wells in a spacing unit in which we have the right to participate to allow investors to understand the potential production capabilities of our current acreage position.  Because we are a non-operator, we have the potential to participate in the initial and subsequent wells drilled in every spacing unit containing our acreage, any of which wells could commence drilling at any point in time.  As such, we believe the disclosure of our potential net well inventory is appropriate to provide investors with information that is indicative of our related potential capital expenditures and production activities.

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 952-476-9800. My fax number is 952-476-9801.

Sincerely,

NORTHERN OIL AND GAS, INC.

/s/ James R. Sankovitz
     James R. Sankovitz
    Chief Operating Officer, General Counsel and Secretary